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May 3, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Novamerican Steel, Inc.
      Filed on Form F-3
      Registration No. 333-122923
      ---------------------------

Dear Ladies and Gentlemen:

         We hereby join in the request of Novamerican Steel, Inc., pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement by accelerated so that it will become effective at 4:30 p.m. Eastern Time, on May 4, 2005, or as soon thereafter as possible. Notwithstanding the foregoing, we additionally request that the above-referenced Registration Statement not become effective prior to telephonic confirmation of such request by representatives of both Stikeman Elliott LLP and Skadden, Arps, Slate, Meagher & Flom LLP.

         Pursuant to Rule 460 of the Securities Act of 1933, as amended, we wish to advise you that the undersigned have effected, during the period from April 20, 2005 through the date hereof, the distribution of approximately 5700 copies of the Preliminary Prospectus dated April 20, 2005 to prospective Underwriters, Institutional Investors, dealers and others.

         Please provide a facsimile copy of the Commission's order declaring the Registration Statement effective to Doran Loewinger of Skadden, Arps, Slate, Meagher & Flom LLP., 4 Times Square, New York, NY 10036. Phone: (212) 735 4164;
Fax: (917) 777-4164.

         We have been informed by the participating underwriters that they have complied and will continue to comply with the Rule 15c2-8 of the Securities and Exchange Act of 1934, as amended, in connection with the above-described offering.


                                         Very truly yours,


                                         CIBC WORLD MARKETS CORP.

                                         As representative of the several
                                         Underwriters.

                                         By: CIBC WORLD MARKETS CORP.


                                         By: /s/ ANDREW MACINNES
                                            -----------------------------------
                                            Name: Andrew MacInnes
                                            Title: Managing Director